

June 10, 2013

Via E-mail
Bryan A. Shinn
Chief Executive Officer
U.S. Silica Holdings, Inc.
8490 Progress Drive
Suite 300
Frederick, MD 21701

> **Re: U.S. Silica Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-35416**

Dear Mr. Shinn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Results of Operations, page 65

1.   We note principal expenses involved in your business are labor, electricity and drying fuel costs, maintenance, repair and transportation costs. The impacts of material variances in components of costs of sales that offset each other should be separately disclosed and quantified. Refer to S-K 303(a)(3). In this regard, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. Please provide a draft disclosure to be

included in future filings to address the variances in cost of sales and the underlying business reasons for the changes.

2. In addition, we note the discussion of key performance indicators, including average realized price and contribution margin. In future filings, please revise to further clarify long- and short-term material trends and other specific factors that management considers regarding your performance. For example, currently your discussion of contribution margins on page 74 states that changes were "due to the factors noted above." However, it is unclear which specific factors you reference and whether or not management identified long- or short-term material trends associated with contribution margins. See Securities Act Release No. 33-8350, available at https://www.sec.gov/rules/interp/33-8350.htm. Please provide draft disclosure in your response.

3. We note sales to customers with supply agreements represented 31% of total sales for the current year, an 82% increase from the prior year. Please provide draft disclosure to be included in future filings addressing the impact of these sales on your results of operations and underlying sales trends. Alternatively, describe to us why you believe such disclosure is not necessary.

Transportation revenue and expense, page 94

4. We note in some instances your sales also include a charge for transportation service. Please quantify the amount of transportation revenue recorded in each of the years presented. This amount should include any charges related to additional transportation services, such as costs related to transload the products for delivery to the customer site. To the extent this amount is material, please provide us a draft disclosure to be included in future filings.

Item 11. Executive Compensation, page 132

Director Compensation, page 139

5. We note that Messrs. Amara and Ashe are not included in the director compensation table. Please confirm that in future filings you will include the name of each director in the director compensation table unless such director is also a named executive officer and his or her compensation for service as a director is fully reflected in the summary compensation table as required by Item 402(r)(2)(i) of Regulation S-K. Please provide us with a revised director compensation table in your response.

Bryan A. Shinn
U.S. Silica Holdings, Inc.
June 10, 2013
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589, James Lopez at (202) 551-3536 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director